Exhibit 99.2

CommonWealth REIT

Second Quarter 2012

Supplemental Operating and Financial Data


CWH LISTED NYSE
CWH
17th Street Plaza, Denver, CO.
Square Feet: 672,465.

All amounts in this report are unaudited.

CWH

TABLE OF CONTENTS

References in this Supplemental Presentation of Operating and Financial Data report to “we”, “us” or “our” refer to CommonWealth REIT and its consolidated subsidiaries, including its majority owned subsidiary, Select Income REIT, and its consolidated subsidiaries, unless the context indicates otherwise. References to our wholly owned properties refer to properties owned by us, but exclude properties owned by SIR.


CWH

WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE FUTURE OCCUPANCY RATES AT OUR PROPERTIES,
- THE FUTURE RENT RATES WE WILL BE ABLE TO CHARGE AT OUR PROPERTIES,
- THE COSTS WE MAY INCUR TO LEASE SPACE IN OUR PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR AND SELECT INCOME REIT'S, OR SIR'S, REVOLVING CREDIT FACILITIES,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTERESTS IN SIR AND GOVERNMENT PROPERTIES INCOME TRUST, OR GOV,
- OUR EXPECTATION THAT WE WILL REDEEM ALL OF OUR OUTSTANDING 7 1/8% SERIES C PREFERRED SHARES, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, AS WE DETERMINE THIS MEASURE, OR EBITDA, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.


CWH

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE SPACE. IF THE DEMAND FOR LEASING OFFICE SPACE REMAINS OR BECOMES FURTHER DEPRESSED, OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- OUR COSTS FOR TENANT IMPROVEMENTS AND LEASING COMMISSIONS MAY CONTINUE AT HIGH RATES OR EVEN INCREASE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR AND GOV. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR AND SIR'S CREDIT FACILITIES IS SUBJECT TO US AND SIR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,
- ACTUAL ANNUAL COSTS UNDER OUR AND SIR'S REVOLVING CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR AND SIR'S REVOLVING CREDIT FACILITIES,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND SIR'S TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- OUR PENDING ACQUISITIONS ARE CONTINGENT UPON OUR COMPLETION OF DILIGENCE AND/OR OTHER CUSTOMARY CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE PURCHASES MAY BE DELAYED OR MAY NOT OCCUR,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- THE DISTRIBUTIONS WE RECEIVE FROM GOV OR SIR MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV OR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH GOV, SIR, SENIOR HOUSING PROPERTIES TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

MANY OF THE ABOVE LISTED FACTORS ALSO APPLY SPECIFICALLY TO SIR AND ITS SUBSIDIARIES AND THEIR BUSINESSES, OPERATIONS, LIQUIDITY AND FINANCIAL CONDITION, THE REALIZATION OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT US, PARTICULARLY IF SIR IS UNABLE TO MAKE DISTRIBUTIONS, OR REDUCES THE DISTRIBUTIONS IT DOES MAKE, TO ITS SHAREHOLDERS, INCLUDING US.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


UnitedHealthcare

CORPORATE INFORMATION

City Place Tower, Hartford, CT.
Square Feet: 868,395.


CWH

COMPANY PROFILE

The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our wholly owned properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of June 30, 2012, our wholly owned properties also included 12.3 million square feet of industrial and other space and 1.8 million square feet of office and industrial properties in Australia. As of June 30, 2012, we owned approximately 70.5% of the common shares of Select Income REIT, or SIR, a publicly traded REIT. Because we own a majority of SIR's common shares, we consolidate SIR's financial position and results of operations in our consolidated financial statements. SIR owns 22.0 million square feet of primarily net leased, single tenant office and industrial properties, including 17.8 million square feet which are primarily leasable industrial and commercial lands on Oahu, Hawaii. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Strategy:

Our primary business strategy is to efficiently operate our properties to maintain high occupancies, at market rents, with strong credit quality tenants. We attempt to maintain an investment portfolio that is balanced between “security” and “growth”. The security part of our portfolio includes properties that are long term leased or leased to tenants we believe are likely to renew their occupancy, such as our single tenant triple net leased buildings, our leased lands in Hawaii and our equity ownership of subsidiaries which own such properties. The growth part of our portfolio includes our multi-tenant office buildings, which we believe may generate higher rents and appreciate in value in the future because of their physical qualities and locations. Although we sometimes sell properties, we generally consider ourselves to be a long term investor, and we are more interested in the long term earnings potential of our properties than selling properties for short term gains.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series C -- CWH-PC
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Senior Unsecured Debt Ratings:

Moody's -- Baa2
Standard & Poor's -- BBB-

Consolidated Portfolio Data (as of 6/30/2012):

Total properties	519
Total sq. ft. (000s)	74,753
Percent leased	84.5%

COMPANY PROFILE (continued)


CWH

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,650 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, our majority owned subsidiary that is a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21.5 billion as of June 30, 2012. We believe that being managed by RMR is a competitive advantage for CWH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Consolidated Portfolio Concentration by Property Type (1)(2):

	6/30/2012 Sq. Ft.	Q2 2012 Rental Income	Q2 2012 NOI
CBD Office	26.6%	49.4%	45.7%
Suburban Office	30.2%	34.9%	34.1%
Industrial & Other	43.2%	15.7%	20.2%
Total	100.0%	100.0%	100.0%

Consolidated Portfolio Concentration by Major Market (1)(2):

	6/30/2012 Sq. Ft.	Q2 2012 Rental Income	Q2 2012 NOI
Metro Chicago, IL	6.5%	13.1%	12.0%
Metro Philadelphia, PA	6.8%	11.9%	11.1%
Oahu, HI	23.9%	7.2%	9.6%
Metro Denver, CO	2.7%	3.9%	4.5%
Metro Washington, DC	2.2%	4.1%	4.5%
Other markets	57.9%	59.8%	58.3%
Total	100.0%	100.0%	100.0%

(1) See Exhibit A for calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

(2) We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

INVESTOR INFORMATION

Board of Trustees

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer & Chief Financial Officer, at (617) 332-3990 or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8222 or tbonang@cwhreit.com, or Carlynn Finn, Senior Manager, Investor Relations, at (617) 796-8222 or cfinn@cwhreit.com.


CWH

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Citigroup
Michael Bilerman
(212) 816-1383

JMP Securities
Mitch Germain
(212) 906-3546

RBC Capital Markets
Rich Moore
(440) 715-2646

Stifel Nicolaus
John Guinee
(443) 224-1307

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

Citigroup
Thomas Cook
(212) 723-1112

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Waterfront Corporate Center One, Hoboken, NJ.
Square Feet: 521,410.


CWH

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Shares Outstanding:					
Common shares outstanding (at end of period)	83,730	83,722	83,722	83,722	72,149
Common shares outstanding (at end of period) -- diluted [(1)]	91,028	91,020	91,020	91,020	79,447
Preferred shares outstanding (at end of period) [(1)]	32,180	32,180	32,180	32,180	32,180
Weighted average common shares outstanding -- basic	83,727	83,722	83,722	81,536	72,144
Weighted average common shares outstanding -- diluted [(1)]	91,025	91,020	91,020	88,834	79,442
Common Share Data:					
Price at end of period	$ 19.12	$ 18.62	$ 16.64	$ 18.97	$ 25.84
High during period	$ 19.25	$ 21.43	$ 19.83	$ 26.50	$ 27.53
Low during period	$ 17.03	$ 16.73	$ 15.79	$ 17.02	$ 24.17
Annualized dividends paid per share [(2)]	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [(2)]	10.5%	10.7%	12.0%	10.5%	7.7%
Annualized normalized funds from operations (Normalized FFO) multiple (at end of period) [(3)]	5.7x	5.2x	5.5x	5.5x	7.1x
Cash available for distribution (CAD) multiple (at end of period) [(4)]	10.7x	10.0x	8.7x	9.5x	12.1x
Selected Balance Sheet Data:					
Total assets	$ 7,798,584	$ 7,713,391	$ 7,447,026	$ 7,458,190	$ 6,959,999
Total liabilities	$ 4,116,458	$ 3,990,361	$ 3,878,509	$ 3,865,893	$ 3,571,825
Gross book value of real estate assets [(5)]	$ 8,214,087	$ 8,051,174	$ 7,777,249	$ 7,795,073	$ 7,430,553
Equity investments (book value)	$ 180,237	$ 176,255	$ 177,477	$ 178,652	$ 168,871
Total debt / gross book value of real estate assets, plus book value of equity investments [(5)]	45.5%	45.0%	45.0%	44.6%	43.4%
Book Capitalization:					
Total debt	$ 3,817,861	$ 3,706,234	$ 3,577,331	$ 3,556,535	$ 3,297,769
Plus: total stockholders' equity	3,682,126	3,723,030	3,568,517	3,592,297	3,388,174
Total book capitalization	$ 7,499,987	$ 7,429,264	$ 7,145,848	$ 7,148,832	$ 6,685,943
Total debt / total book capitalization	50.9%	49.9%	50.1%	49.7%	49.3%
Market Capitalization:					
Total debt (book value)	$ 3,817,861	$ 3,706,234	$ 3,577,331	$ 3,556,535	$ 3,297,769
Plus: market value of preferred shares (at end of period)	786,601	749,575	723,472	783,430	763,609
Plus: market value of common shares (at end of period)	1,600,926	1,558,899	1,393,130	1,588,201	1,864,322
Total market capitalization	$ 6,205,388	$ 6,014,708	$ 5,693,933	$ 5,928,166	$ 5,925,700
Total debt / total market capitalization	61.5%	61.6%	62.8%	60.0%	55.7%

(1) As of 6/30/2012, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(4) See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. CAD multiple is calculated as the ratio of (i) the stock price at the end of period to (ii) the aggregate last four quarters of CAD.

(5) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.


CWH

KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Selected Income Statement Data [1]:					
Rental income	$ 255,374	$ 251,246	$ 241,552	$ 238,790	$ 222,181
NOI [2]	$ 147,281	$ 147,156	$ 135,124	$ 137,878	$ 132,020
EBITDA [3]	$ 134,406	$ 140,199	$ 128,974	$ 134,637	$ 125,714
NOI margin [4]	57.7%	58.6%	55.9%	57.7%	59.4%
Net income	$ 20,586	$ 24,574	$ 14,873	$ 28,535	$ 19,964
Net income attributable to CommonWealth REIT [5]	$ 16,065	$ 23,680	$ 14,873	$ 28,535	$ 19,964
Preferred distributions	$ (13,823)	$ (13,823)	$ (13,823)	$ (13,823)	$ (10,500)
Net income available for CommonWealth REIT common shareholders	$ 2,242	$ 9,857	$ 1,050	$ 14,712	$ 9,464
Normalized FFO [6]	$ 83,639	$ 89,777	$ 77,584	$ 83,868	$ 76,535
Normalized FFO available for CommonWealth REIT common shareholders [6]	$ 69,816	$ 75,954	$ 63,761	$ 70,045	$ 66,035
CAD [7]	$ 37,459	$ 44,924	$ 24,987	$ 41,691	$ 37,796
Common distributions paid [8]	$ 41,861	$ 41,861	$ 41,861	$ 36,074	$ 36,070
Per Share Data [9]:					
Net income available for CommonWealth REITcommon shareholders -- basic and diluted	$ 0.03	$ 0.12	$ 0.01	$ 0.18	$ 0.13
Normalized FFO available for CommonWealth REIT common shareholders -- basic [6]	$ 0.83	$ 0.91	$ 0.76	$ 0.86	$ 0.92
Normalized FFO available for CommonWealth REIT common shareholders -- diluted [6] [9]	$ 0.83	$ 0.90	$ 0.76	$ 0.86	$ 0.91
CAD [7]	$ 0.45	$ 0.54	$ 0.30	$ 0.51	$ 0.52
Common distributions paid [8]	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Payout Ratios:					
Quarterly Normalized FFO payout ratio [6]	60.0%	55.1%	65.7%	51.5%	54.6%
Trailing four quarters CAD payout ratio [10]	108.5%	104.3%	102.5%	97.2%	94.0%
Coverage Ratios:					
EBITDA [3] / interest expense	2.7x	2.9x	2.6x	2.7x	2.6x
EBITDA [3] / interest expense and preferred distributions	2.1x	2.2x	2.0x	2.1x	2.1x



(1) Prior periods reflect amounts previously reported and excludes retroactive adjustments for 13 properties reclassified from continuing operations during the third quarter of 2011, which were sold in 2011, and 27 properties reclassified to continuing operations during the fourth quarter of 2011. As of 6/30/2012, there were no properties classified as held for sale.

(2) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(3) See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(4) NOI margin is defined as NOI as a percentage of rental income.

(5) Excludes noncontrolling interest in our majority owned consolidated subsidiary, SIR. CWH owns 22,000,000 SIR common shares, or approximately 70.5% of SIR's total outstanding common shares, as of 6/30/2012.

(6) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders.

(7) See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(8) The amounts stated are based on the amounts paid during the periods.

(9) As of 6/30/2012, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, FFO, Normalized FFO, and weighted average common shares outstanding.

(10) Calculated as the aggregate last four quarters ratio of (i) common distributions paid to (ii) CAD.


CWH



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	As of June 30, 2012	As of December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 1,514,341	$ 1,450,154
Buildings and improvements	6,127,544	5,794,078
	7,641,885	7,244,232
Accumulated depreciation	(1,005,517)	(934,170)
	6,636,368	6,310,062
Acquired real estate leases, net	364,282	343,917
Equity investments	180,237	177,477
Cash and cash equivalents	138,805	192,763
Restricted cash	14,329	7,869
Rents receivable, net of allowance for doubtful accounts of $12,427 and $12,575, respectively	236,001	217,592
Other assets, net	228,562	197,346
Total assets	$ 7,798,584	$ 7,447,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ -	$ 100,000
SIR revolving credit facility	321,000	-
Senior unsecured debt, net	2,695,152	2,845,030
Mortgage notes payable, net	801,709	632,301
Accounts payable and accrued expenses	158,044	158,272
Assumed real estate lease obligations, net	69,237	70,179
Rent collected in advance	32,163	37,653
Security deposits	24,489	23,779
Due to related persons	14,664	11,295
Total liabilities	4,116,458	3,878,509
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable since February 15, 2011; 6,000,000 shares issued and outstanding, aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6 1/2% cumulative convertible; 15,180,000 shares issued and outstanding, aggregate liquidation preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after May 15, 2016; 11,000,000 shares issued and outstanding, aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value: 350,000,000 shares authorized; 83,730,451 and 83,721,736 shares issued and outstanding, respectively	837	837
Additional paid in capital	3,590,410	3,614,079
Cumulative net income	2,522,066	2,482,321
Cumulative other comprehensive loss	(6,073)	(4,709)
Cumulative common distributions	(2,909,752)	(2,826,030)
Cumulative preferred distributions	(504,123)	(476,657)
Total shareholders' equity attributable to CommonWealth REIT	3,472,041	3,568,517
Noncontrolling interest	210,085	-
Total shareholders' equity	3,682,126	3,568,517
Total liabilities and shareholders' equity	$ 7,798,584	$ 7,447,026


CWH

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Rental income [1]	$ 255,374	$ 217,938	$ 506,620	$ 428,611
Expenses:				
Operating expenses	108,093	90,623	212,183	181,020
Depreciation and amortization	63,552	50,394	124,903	102,683
General and administrative	13,364	11,624	25,674	22,583
Acquisition related costs	1,434	2,358	3,936	4,917
Total expenses	186,443	154,999	366,696	311,203
Operating income	68,931	62,939	139,924	117,408
Interest and other income	413	367	701	1,075
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $1,005, $1,920, $1,751 and $3,952, respectively)	(50,237)	(48,200)	(99,343)	(95,614)
Loss on early extinguishment of debt	(1,608)	-	(1,675)	-
Equity in earnings of investees	2,829	2,910	5,787	5,622
Income from continuing operations before income tax expense	20,328	18,016	45,394	28,491
Income tax expense	(92)	(90)	(584)	(436)
Income from continuing operations	20,236	17,926	44,810	28,055
Discontinued operations:				
Income from discontinued operations [1]	-	2,038	-	3,949
Net gain on sale of properties from discontinued operations	-	-	-	34,572
Income before gain on sale of properties	20,236	19,964	44,810	66,576
Gain on sale of properties	350	-	350	-
Net income	20,586	19,964	45,160	66,576
Net income attributable to noncontrolling interest	(4,521)	-	(5,415)	-
Net income attributable to CommonWealth REIT	16,065	19,964	39,745	66,576
Preferred distributions	(13,823)	(10,500)	(27,646)	(19,339)
Net income available for CommonWealth REIT common shareholders	$ 2,242	$ 9,464	$ 12,099	$ 47,237
Amounts attributable to CommonWealth REIT common shareholders:				
Income from continuing operations	$ 2,242	$ 7,426	$ 12,099	$ 8,716
Income from discontinued operations	-	2,038	-	3,949
Net gain on sale of properties from discontinued operations	-	-	-	34,572
Net income	$ 2,242	$ 9,464	$ 12,099	$ 47,237
Weighted average common shares outstanding -- basic and diluted	83,727	72,144	83,724	72,142
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [2]:				
Income from continuing operations	$ 0.03	$ 0.10	$ 0.14	$ 0.12
Income from discontinued operations	$ -	$ 0.03	$ -	$ 0.53
Net income	$ 0.03	$ 0.13	$ 0.14	$ 0.65
Additional Data:				
General and administrative expenses / rental income	5.23%	5.33%	5.07%	5.27%
General and administrative expenses / total assets (at end of period)	0.17%	0.17%	0.33%	0.32%
Continuing Operations:				
Non cash straight line rent adjustments [1]	$ 9,899	$ 8,174	$ 17,991	$ 15,416
Lease value amortization [1]	$ (2,718)	$ (1,643)	$ (5,014)	$ (2,977)
Lease termination fees included in rental income	$ 1,114	$ 478	$ 2,278	$ 1,746
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments [1]	$ -	$ 462	$ -	$ 601
Lease value amortization [1]	$ -	$ (85)	$ -	$ (170)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

[2] As of 6/30/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.


CWH



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Six Months Ended	
	6/30/2012	6/30/2011
Cash flows from operating activities:		
Net income	$ 45,160	$ 66,576
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	90,680	80,722
Net amortization of debt discounts, premiums and deferred financing fees	1,751	3,952
Straight line rental income	(17,991)	(16,017)
Amortization of acquired real estate leases	29,422	20,145
Other amortization	9,815	8,094
Loss on early extinguishment of debt	1,675	-
Equity in earnings of investees	(5,787)	(5,622)
Distributions of earnings from investees	5,592	5,539
Net gain on sale of properties	(350)	(34,572)
Change in assets and liabilities:		
Increase in restricted cash	(4,339)	(27)
Increase in rents receivable and other assets	(17,943)	(8,407)
Increase in accounts payable and accrued expenses	2,429	4,964
(Decrease) increase in rent collected in advance	(5,493)	2,602
Increase in security deposits	713	772
Increase in due to related persons	3,369	2,622
Cash provided by operating activities	138,703	131,343
Cash flows from investing activities:		
Real estate acquisitions	(253,710)	(499,490)
Real estate improvements	(50,636)	(41,264)
Investment in direct financing lease, net	-	(38,635)
Principal payments received from direct financing lease	3,283	2,050
Principal payments received from real estate mortgage receivable	-	209
Proceeds from sale of properties, net	338	97,362
Distributions in excess of earnings from investees	2,766	2,720
Investment in Affiliates Insurance Company	(5,335)	-
Increase in restricted cash	(2,121)	-
Cash used in investing activities	(305,415)	(477,048)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	180,814	-
Proceeds from issuance of preferred shares, net	-	265,804
Proceeds from borrowings	444,500	485,000
Payments on borrowings	(395,250)	(454,596)
Deferred financing fees	(6,049)	(273)
Distributions to common shareholders	(83,722)	(72,139)
Distributions to preferred shareholders	(27,466)	(17,679)
Cash provided by financing activities	112,827	206,117
Effect of exchange rate changes on cash	(73)	583
Decrease in cash and cash equivalents	(53,958)	(139,005)
Cash and cash equivalents at beginning of period	192,763	194,040
Cash and cash equivalents at end of period	$ 138,805	$ 55,035
Supplemental cash flow information:		
Interest paid	$ 99,227	$ 91,033
Taxes paid	536	381
Non-cash investing activities:		
Real estate acquisitions	$ (176,884)	$ (60,294)
Investment in real estate mortgages receivable	(1,419)	-
Non-cash financing activities:		
Issuance of common shares	$ 187	$ 265
Assumption of mortgage notes payable	176,884	56,235
Assumption of note payable	-	4,059


CWH

SUMMARY OF EQUITY INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES [1]

(dollars in thousands)

	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Consolidated common shares owned:					
Government Properties Income Trust [2]	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company [3][4]	40,000	20,000	20,000	20,000	20,000
Consolidated percent owned:					
Government Properties Income Trust [2]	21.1%	21.1%	21.1%	21.1%	24.6%
Affiliates Insurance Company [3][4]	25.0%	14.3%	14.3%	14.3%	14.3%
Consolidated percent of total assets (book value):					
Government Properties Income Trust [2]	2.2%	2.2%	2.3%	2.3%	2.4%
Affiliates Insurance Company [3][4]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.3%	2.3%	2.4%	2.4%	2.5%
Consolidated carrying book value on balance sheet:					
Government Properties Income Trust [2]	$ 169,421	$ 170,920	$ 172,186	$ 173,407	$ 163,669
Affiliates Insurance Company [3][4]	10,816	5,335	5,291	5,245	5,202
Total	$ 180,237	$ 176,255	$ 177,477	$ 178,652	$ 168,871
Consolidated market value of shares owned:					
Government Properties Income Trust [2]	$ 225,069	$ 239,895	$ 224,373	$ 214,025	$ 268,849
Affiliates Insurance Company [3][4]	N/A	N/A	N/A	N/A	N/A
Total	$ 225,069	$ 239,895	$ 224,373	$ 214,025	$ 268,849

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Equity in earnings of investees:				
Government Properties Income Trust [2]	$ 2,680	$ 2,864	$ 5,593	$ 5,539
Affiliates Insurance Company [3][4]	149	46	194	83
	$ 2,829	$ 2,910	$ 5,787	$ 5,622
EBITDA from investees:				
Government Properties Income Trust [2]	$ 6,019	$ 5,936	$ 12,200	$ 11,353
Affiliates Insurance Company [3][4]	149	46	194	83
	$ 6,168	$ 5,982	$ 12,394	$ 11,436
FFO from investees:				
Government Properties Income Trust [2]	$ 5,093	$ 4,920	$ 10,404	$ 9,475
Affiliates Insurance Company [3][4]	149	46	194	83
	$ 5,242	$ 4,966	$ 10,598	$ 9,558
Normalized FFO from investees:				
Government Properties Income Trust [2]	$ 5,144	$ 5,168	$ 10,466	$ 9,950
Affiliates Insurance Company [3][4]	149	46	194	83
	$ 5,293	$ 5,214	$ 10,660	$ 10,033
Cash distributions from investees:				
Government Properties Income Trust [2]	$ 4,179	$ 4,179	$ 8,358	$ 8,259
Affiliates Insurance Company [3][4]	-	-	-	-
	$ 4,179	$ 4,179	$ 8,358	$ 8,259



[1] Excludes 22,000,000 shares representing our approximately 70.5% ownership interest in our majority owned consolidated subsidiary, SIR.

[2] In July 2011, GOV issued 6,500,000 common shares in a public offering for $25.40 per common share, raising net proceeds of approximately $157,900. As a result of this transaction, CWH's ownership percentage in GOV was reduced from 24.6% prior to this transaction to 21.1% after this transaction, and because GOV issued shares at a price per share above CWH's carrying value per share, CWH recognized a gain of $11,177.

[3] Affiliates Insurance Company is a private company owned by RMR and the public companies to which RMR provides management services.

[4] In May 2012, SIR purchased 20,000 common shares of Affiliates Insurance Company's common stock for an aggregate purchase price of $5,335. As of 6/30/2012, we and SIR, collectively own 25.0% of Affiliates Insurance Company.


CWH

SUMMARY OF INVESTMENT IN MAJORITY OWNED CONSOLIDATED SUBSIDIARY [(1)]

(dollars in thousands)



	For the Three Months Ended and as of 6/30/2012	From IPO Completion (March 12, 2012) through and as of 6/30/2012
SIR common shares owned by CWH	22,000,000	22,000,000
SIR common shares issued to public	9,200,000	9,200,000
Total SIR common shares outstanding	31,200,000	31,200,000
Percent of SIR owned by CWH	70.5%	70.5%
Percent of SIR attributable to noncontrolling interest	29.5%	29.5%
Carrying book value of SIR shares owned by CWH	$ 502,378	$ 502,378
Market value of SIR shares owned by CWH	$ 522,720	$ 522,720
Equity attributable to noncontrolling interest	$ 210,085	$ 210,085
Dividends received from SIR shares owned by CWH	$ -	$ -
SIR Information:		
Undepreciated real estate properties	$ 1,008,378	$ 1,008,378
Total assets	$ 1,083,146	$ 1,083,146
Revolving credit facility	$ 321,000	$ 321,000
Total liabilities	$ 370,683	$ 370,683
Shareholders' equity	$ 712,463	$ 712,463
NOI	$ 22,220	$ 26,495
EBITDA	$ 20,660	$ 24,597
FFO	$ 18,353	$ 21,953
Normalized FFO	$ 19,028	$ 22,628
CAD	$ 17,456	$ 20,807
Noncontrolling Interest Information:		
Noncontrolling interest percentage	29.5%	29.5%
NOI attributable to noncontrolling interest	$ 6,552	$ 7,813
EBITDA attributable to noncontrolling interest	$ 6,092	$ 7,253
FFO attributable to noncontrolling interest	$ 5,412	$ 6,473
Normalized FFO attributable to noncontrolling interest	$ 5,611	$ 6,673
CAD attributable to noncontrolling interest	$ 5,147	$ 6,135

(1) In connection with SIR's formation, CWH transferred certain properties to SIR at CWH's net book value. In return, SIR issued 22,000,000 of its common shares to CWH and a $400,000 demand promissory note. SIR was a wholly owned subsidiary of CWH until SIR completed its IPO of 9,200,000 common shares in March 2012. SIR repaid the $400,000 demand promissory note it owed to CWH with the IPO proceeds and borrowings on SIR's revolving credit facility in March 2012.


CWH

CONSOLIDATED DEBT SUMMARY
As of June 30, 2012
(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:						
Secured debt — Two properties in Rochester, NY	6.000%	6.000%	$ 4,549	10/11/2012	$ 4,507	0.3
Secured debt — One property in Macon, GA	4.950%	6.280%	12,507	5/11/2014	11,930	1.9
Secured debt — One property in St. Cloud, MN	5.990%	5.990%	8,408	2/1/2015	7,580	2.6
Secured debt — Two properties in Stafford, VA	5.780%	2.280%	9,120	5/1/2015	8,268	2.8
Secured debt — One property in Lenexa, KS	5.760%	7.000%	7,656	5/1/2016	6,116	3.8
Secured debt — One property in Jacksonville, FL	6.030%	8.000%	41,099	5/11/2016	38,994	3.9
Secured debt — One property in Chicago, IL	6.290%	4.240%	147,081	7/11/2016	139,478	4.0
Secured debt — One property in Birmingham, AL	7.360%	5.610%	11,538	8/1/2016	9,333	4.1
Secured debt — Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	4.8
Secured debt — Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	4.9
Secured debt — One property in Philadelphia, PA [2]	2.865%	5.660%	175,000	12/2/2019	160,710	7.4
Secured debt — One property in Austin, TX	5.690%	4.670%	28,983	1/5/2021	24,836	8.5
Secured debt — One property in North Haven, CT	6.750%	5.240%	3,903	3/1/2022	-	9.7
Secured debt — One property in Morgan Hill, CA	6.140%	8.000%	13,097	1/5/2023	-	10.5
Secured debt — One property in East Windsor, CT	5.710%	5.240%	7,827	3/1/2026	-	13.7
Total / weighted average secured fixed rate debt	5.214%	5.069%	$ 777,043		$ 718,027	5.4
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 125 bps) [3]	1.500%	1.500%	$ -	10/19/2015	$ -	3.3
SIR revolving credit facility (LIBOR + 130 bps) [4]	1.550%	1.550%	321,000	3/11/2016	321,000	3.7
Term loan (LIBOR + 200 bps) [5]	2.240%	2.240%	57,000	12/16/2012	57,000	0.5
Term loan (LIBOR + 150 bps) [5]	1.740%	1.740%	500,000	12/15/2016	500,000	4.5
Total / weighted average unsecured floating rate debt	1.703%	1.703%	$ 878,000		$ 878,000	3.9
Unsecured Fixed Rate Debt:						
Senior notes due 2013 [6]	6.500%	6.693%	$ 190,980	1/15/2013	$ 190,980	0.5
Senior notes due 2014	5.750%	5.828%	244,655	2/15/2014	244,655	1.6
Senior notes due 2015	6.400%	6.601%	186,000	2/15/2015	186,000	2.6
Senior notes due 2015	5.750%	5.790%	250,000	11/1/2015	250,000	3.3
Senior notes due 2016	6.250%	6.470%	400,000	8/15/2016	400,000	4.1
Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	5.0
Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	5.5
Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	7.4
Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	8.2
Total / weighted average unsecured fixed rate debt	6.246%	6.407%	$ 2,146,635		$ 2,146,635	4.2
Total / weighted average unsecured debt	4.927%	5.041%	$ 3,024,635		$ 3,024,635	4.1
Summary Debt:						
Total / weighted average secured fixed rate debt	5.214%	5.069%	$ 777,043		$ 718,027	5.4
Total / weighted average unsecured floating rate debt	1.703%	1.703%	878,000		878,000	3.9
Total / weighted average unsecured fixed rate debt	6.246%	6.407%	2,146,635		2,146,635	4.2
Total / weighted average debt	4.986%	5.047%	$ 3,801,678 [7]		$ 3,742,662	4.4



(1) Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

(2) Interest is payable at a rate equal to a spread over LIBOR but has been fixed by a cash flow hedge which sets the rate at approximately 5.66% until 12/1/2016. No principal repayment is required until 2013, after which the loan will be amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 6/30/2012.

(3) Represents amounts outstanding on CWH's $750,000 revolving credit facility at 6/30/2012. Interest rate presented is at 6/30/2012.

(4) Represents debt of our majority owned consolidated subsidiary, SIR. In March 2012, SIR entered a $500,000 revolving credit facility that is scheduled to mature in March 2016. SIR has an option to extend the facility for an additional year, subject to SIR's satisfaction of certain conditions. Interest paid under SIR's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon SIR's leverage. Interest rate presented is at 6/30/2012.

(5) Represents amounts outstanding on CWH's term loan at 6/30/2012. Interest rate presented is at 6/30/2012. In October 2011, CWH amended its term loan to increase borrowings to $557,000 and, for $500,000 of the term loan, extend the maturity date to 12/15/2016. CWH has agreed to repay on 12/16/2012 lenders representing $57,000 who did not commit to the amended terms.

(6) These notes were prepaid at par in July 2012.

(7) Total debt outstanding as of 6/30/2012, net of unamortized premiums and discounts, was $3,817,861.


CWH

CONSOLIDATED DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	Weighted Average Interest Rate
	Scheduled Principal Payments During Period				
2012	$ 57,000	$ -	$ 7,450	$ 64,450	2.3%
2013	-	190,980 [2]	7,710	198,690	6.5%
2014	-	244,655	19,906	264,561	5.7%
2015	-	436,000	23,751	459,751	6.0%
2016	821,000	400,000	200,295	1,421,295	3.6%
2017	-	250,000	311,046	561,046	5.9%
2018	-	250,000	5,103	255,103	6.6%
2019	-	125,000	166,167	291,167	6.5%
2020	-	250,000	27,946	277,946	5.9%
2021	-	-	2,672	2,672	6.2%
Thereafter	-	-	4,997	4,997	5.9%
Total	$ 878,000	$ 2,146,635	$ 777,043	$ 3,801,678 [3]	5.1%
Percent	23.1%	56.5%	20.4%	100.0%	

[1] Represents amounts outstanding as of 6/30/2012.

[2] These notes were prepaid at par in July 2012.

[3] Total debt outstanding as of 6/30/2012, net of unamortized premiums and discounts, was $3,817,861.


CWH

CONSOLIDATED LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Leverage Ratios:					
Total debt / total assets	49.0%	48.0%	48.0%	47.7%	47.4%
Total debt / gross book value of real estate assets [1]	46.5%	46.0%	46.0%	45.6%	44.4%
Total debt / gross book value of real estate assets, plus book value of equity investments [1]	45.5%	45.0%	45.0%	44.6%	43.4%
Total debt / total book capitalization	50.9%	49.9%	50.1%	49.7%	49.3%
Total debt / total market capitalization	61.5%	61.6%	62.8%	60.0%	55.7%
Secured debt / total assets	10.3%	10.2%	8.5%	8.5%	5.5%
Variable rate debt / total debt	23.0%	21.2%	18.4%	17.9%	19.1%
Variable rate debt / total assets	11.3%	10.2%	8.8%	8.5%	9.1%
Coverage Ratios:					
EBITDA [2] / interest expense	2.7x	2.9x	2.6x	2.7x	2.6x
EBITDA [2] / interest expense + preferred distributions	2.1x	2.2x	2.0x	2.1x	2.1x
Total debt / annualized EBITDA [2]	7.1x	6.6x	6.9x	6.6x	6.6x
Public Debt Covenants [3]:					
Debt / adjusted total assets (maximum 60%)	44.0%	43.3%	43.2%	42.2%	41.6%
Secured debt / adjusted total assets (maximum 40%)	9.2%	11.8%	7.6%	7.5%	4.8%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.8x	2.7x	2.6x	2.5x	2.6x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	249.1%	252.9%	247.1%	253.9%	248.8%

(1) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

(2) See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(3) Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.




CWH

CONSOLIDATED CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Leasing capital [1]	$ 24,632	$ 24,097	$ 35,483	$ 20,582	$ 20,586
Building improvements [2]	2,867	2,745	539	4,947	3,701
Recurring capital expenditures	27,499	26,842	36,022	25,529	24,287
Development, redevelopment and other activities [3]	8,376	3,264	17,294	7,767	7,915
Total capital expenditures	$ 35,875	$ 30,106	$ 53,316	$ 33,296	$ 32,202
Average sq. ft. during period [4]	74,439	73,204	72,285	71,321	69,608
Building improvements per average sq. ft. during period	$ 0.04	$ 0.04	$ 0.01	$ 0.07	$ 0.05

(1) Leasing capital includes tenant improvements (TI) and leasing costs (LC).

(2) Building improvements generally include expenditures to replace obsolete building components and expenditures that we believe extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include non-recurring expenditures that we believe increase the value of our existing properties.

(4) Square feet includes properties held for sale at the end of each period. As of 6/30/2012, there were no properties classified as held for sale.


CWH

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
CWH Acquisitions:										
Jan-12	Chicago, IL [5]	CBD Office	1	1,010	$ 150,600	$ 149	8.7%	5.5	94.1%	CNO Financial Group, Inc.
Mar-12	Hartford, CT	CBD Office	1	868	101,500	117	9.6%	7.2	98.3%	UnitedHealthCare Services, Inc.
May-12	Austin, TX [6]	CBD Office	1	170	49,000	288	9.1%	3.9	98.1%	Young & Rubicam Inc.
			3	2,048	301,100	147	9.1%	5.8	96.2%	
SIR Acquisitions:										
Jun-12	Provo, UT	Suburban Office	1	406	85,500	211	9.1%	12.5	100.0%	Novell, Inc.
Jun-12	Englewood, CO	Suburban Office	1	140	18,900	135	9.0%	6.1	100.0%	Sprint
Jul-12	Windsor, CT	Suburban Office	2	268	27,175	101	8.9%	11.2	100.0%	Valassis Communications, Inc.
Jul-12	Topeka, KS	Suburban Office	1	144	19,400	135	8.6%	11.3	100.0%	Hills Pet Nutrition/Colgate-Palmolive
			5	958	150,975	158	9.0%	11.3	100.0%	
	Total / Weighted Average		8	3,006	$ 452,075	$ 150	9.0%	7.7	97.4%	

Dispositions:

Date Sold	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price [1]	NBV	Book Gain on Sale
CWH Dispositions:							
Apr-12	Salina, NY	Suburban Office	1	13	$ 575	$ 381	$ 158
Jun-12	Santa Fe, NM	Suburban Office	1	77	1,250	997	192
	Total		2	90	$ 1,825	$ 1,378	$ 350

[1] Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding closing costs.

[3] Average remaining lease term based on rental income as of the date acquired.

[4] Percent leased as of the date acquired.

[5] As part of the purchase price, CWH assumed $147,872 of mortgage debt in connection with the acquisition of this property.

[6] As part of the purchase price, CWH assumed $29,012 of mortgage debt in connection with the acquisition of this property.

PORTFOLIO INFORMATION



Triangle Plaza East Tower, Chicago, IL.
Square feet: 631,445.


CWH

CONSOLIDATED PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET [1]

(sq. ft. and dollars in thousands)

	Number of Properties As of June 30, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	4	6	1	11	2.1%
Metro Philadelphia, PA	5	10	-	15	2.9%
Oahu, HI [2]	-	-	57	57	11.0%
Metro Denver, CO	1	6	1	8	1.5%
Metro Washington, DC	3	16	-	19	3.7%
Other markets	35	234	140	409	78.8%
Total	48	272	199	519	100.0%
% of Total	9.2%	52.5%	38.3%	100.0%	

	Total Square Feet As of June 30, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	3,592	1,164	104	4,860	6.5%
Metro Philadelphia, PA	4,596	462	-	5,058	6.8%
Oahu, HI	-	-	17,876	17,876	23.9%
Metro Denver, CO	672	789	553	2,014	2.7%
Metro Washington, DC	428	1,221	-	1,649	2.2%
Other markets	10,586	18,966	13,744	43,296	57.9%
Total	19,874	22,602	32,277	74,753	100.0%
% of Total	26.6%	30.2%	43.2%	100.0%	

	Rental Income for the Three Months Ended June 30, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	$ 26,472	$ 6,748	$ 111	$ 33,331	13.1%
Metro Philadelphia, PA	29,287	1,206	-	30,493	11.9%
Oahu, HI	-	-	18,298	18,298	7.2%
Metro Denver, CO	4,815	2,883	2,357	10,055	3.9%
Metro Washington, DC	3,646	6,763	-	10,409	4.1%
Other markets	62,041	71,366	19,381	152,788	59.8%
Total	$ 126,261	$ 88,966	$ 40,147	$ 255,374	100.0%
% of Total	49.4%	34.9%	15.7%	100.0%	

	NOI for the Three Months Ended June 30, 2012 [3]				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	$ 13,909	$ 3,660	$ 103	$ 17,672	12.0%
Metro Philadelphia, PA	16,193	128	-	16,321	11.1%
Oahu, HI	-	-	14,171	14,171	9.6%
Metro Denver, CO	3,066	2,168	1,454	6,688	4.5%
Metro Washington, DC	2,431	4,194	-	6,625	4.5%
Other markets	31,663	40,178	13,963	85,804	58.3%
Total	$ 67,262	$ 50,328	$ 29,691	$ 147,281	100.0%
% of Total	45.7%	34.1%	20.2%	100.0%	

[1] The portfolio information included on this and the following pages of the Supplemental Operating and Financial Data report includes properties of our majority owned consolidated subsidiary, SIR, unless the context indicates otherwise. Our ownership percentage of SIR was approximately 70.5% as of 6/30/2012.

[2] 57 properties in Oahu, HI include 10 individual buildings and 218 leasable land parcels and easements, including some that are contiguous.

[3] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

WHOLLY OWNED PORTFOLIO SUMMARY

(sq. ft. and dollars in thousands)

	As of and For the Three Months Ended June 30, 2012					
	Number of Properties	Square Feet	Occupancy	Rental Income	NOI [1]	% of Total NOI
CBD Office	48	19,874	88.0%	$ 126,261	$ 67,262	53.8%
Suburban Office	256	20,599	74.7%	82,751	45,137	36.1%
Industrial & Other	134	12,330	75.5%	18,441	12,661	10.1%
Total	438	52,803	79.9%	$ 227,453	$ 125,060	100.0%

(1) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.


CWH

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Six Months Ended [2]	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Number of Properties:				
CBD Office	40	40	38	38
Suburban Office	262	262	257	257
Industrial & Other	199	199	197	197
Total	501	501	492	492
Square Feet:				
CBD Office	13,472	13,472	12,578	12,578
Suburban Office	21,637	21,637	20,780	20,780
Industrial & Other	32,277	32,277	32,107	32,107
Total	67,386	67,386	65,465	65,465
Percent Leased [3]:				
CBD Office	86.7%	87.3%	86.5%	87.0%
Suburban Office	76.4%	78.6%	75.5%	77.7%
Industrial & Other	87.6%	87.1%	87.6%	87.0%
Total	83.9%	84.4%	83.5%	84.1%
Rental Income [4]:				
CBD Office	$ 85,387	$ 85,844	$ 165,880	$ 162,829
Suburban Office	86,259	87,336	161,962	167,134
Industrial & Other	40,147	39,979	80,271	78,940
Total	$ 211,793	$ 213,159	$ 408,113	$ 408,903
Property Net Operating Income (NOI) [5]:				
CBD Office	$ 45,268	$ 46,444	$ 90,725	$ 88,528
Suburban Office	48,362	50,620	87,908	91,795
Industrial & Other	29,691	27,967	58,830	54,216
Total	$ 123,321	$ 125,031	$ 237,463	$ 234,539
NOI % Growth:				
CBD Office	-2.5%		2.5%	
Suburban Office	-4.5%		-4.2%	
Industrial & Other	6.2%		8.5%	
Total	-1.4%		1.2%	

(1) Based on properties owned continuously since 4/1/2011.
(2) Based on properties owned continuously since 1/1/2011.
(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.




CWH

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Six Months Ended [2]	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Number of Properties:				
Metro Chicago, IL	7	7	7	7
Metro Philadelphia, PA	15	15	15	15
Oahu, HI [3]	57	57	57	57
Metro Denver, CO	8	8	8	8
Metro Washington, DC	15	15	15	15
Other markets	399	399	390	390
Total	501	501	492	492
Square Feet:				
Metro Chicago, IL	1,267	1,267	1,267	1,267
Metro Philadelphia, PA	5,058	5,058	5,058	5,058
Oahu, HI	17,876	17,876	17,876	17,876
Metro Denver, CO	2,014	2,014	2,014	2,014
Metro Washington, DC	1,500	1,500	1,500	1,500
Other markets	39,671	39,671	37,750	37,750
Total	67,386	67,386	65,465	65,465
Percent Leased [4]:				
Metro Chicago, IL	90.2%	94.5%	90.2%	94.5%
Metro Philadelphia, PA	81.9%	82.9%	81.9%	82.9%
Oahu, HI	94.3%	94.5%	94.3%	94.5%
Metro Denver, CO	76.9%	92.2%	76.9%	92.2%
Metro Washington, DC	85.9%	84.2%	85.9%	84.2%
Other markets	79.5%	79.3%	78.7%	78.5%
Total	83.9%	84.4%	83.5%	84.1%
Rental Income [5]:				
Metro Chicago, IL	$ 6,859	$ 7,244	$ 12,832	$ 15,162
Metro Philadelphia, PA	30,493	29,858	60,897	59,489
Oahu, HI	18,298	18,117	38,193	36,713
Metro Denver, CO	10,055	11,304	21,202	22,341
Metro Washington, DC	9,722	9,477	20,069	19,528
Other markets	136,366	137,159	254,920	255,670
Total	$ 211,793	$ 213,159	$ 408,113	$ 408,903
Property Net Operating Income (NOI) [6]:				
Metro Chicago, IL	$ 3,763	$ 4,520	$ 6,830	$ 9,317
Metro Philadelphia, PA	16,322	14,788	32,008	29,201
Oahu, HI	14,170	13,825	29,684	27,246
Metro Denver, CO	6,688	7,878	14,786	15,352
Metro Washington, DC	6,198	6,284	13,586	13,089
Other markets	76,180	77,736	140,569	140,334
Total	$ 123,321	$ 125,031	$ 237,463	$ 234,539
NOI % Growth:				
Metro Chicago, IL	-16.7%		-26.7%	
Metro Philadelphia, PA	10.4%		9.6%	
Oahu, HI	2.5%		8.9%	
Metro Denver, CO	-15.1%		-3.7%	
Metro Washington, DC	-1.4%		3.8%	
Other markets	-2.0%		0.2%	
Total	-1.4%		1.2%	



(1) Based on properties owned continuously since 4/1/2011.
(2) Based on properties owned continuously since 1/1/2011.
(3) 57 properties in Oahu, HI include 10 individual buildings and 218 leasable land parcels and easements, including some that are contiguous.
(4) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(5) Includes some triple net lease rental income.
(6) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

CONSOLIDATED LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Properties	519	518	516	516	513
Total sq. ft. (1)	74,753	74,125	72,283	72,287	69,044
Percentage leased	84.5%	84.8%	84.6%	84.1%	84.3%
Leasing Activity (sq. ft.):					
New leases	549	1,021	1,267	429	518
Renewals	1,020	904	974	1,484	699
Total	1,569	1,925	2,241	1,913	1,217
% Change in GAAP Rent (2):					
New leases	2%	-10%	5%	16%	8%
Renewals	1%	-5%	-5%	-4%	-1%
Weighted average	2%	-8%	0%	1%	3%
Leasing Cost Commitments (3):					
New leases	$ 16,159	$ 19,520	$ 33,388	$ 9,544	$ 11,872
Renewals	28,112	9,210	11,445	19,108	6,571
Total	$ 44,271	$ 28,730	$ 44,833	$ 28,652	$ 18,443
Leasing Cost Commitments per Sq. Ft. (3):					
New leases	$ 29.43	$ 19.12	$ 26.35	$ 22.25	$ 22.92
Renewals	$ 27.56	$ 10.19	$ 11.75	$ 12.88	$ 9.40
Total	$ 28.22	$ 14.92	$ 20.01	$ 14.98	$ 15.15
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	9.1	6.5	7.6	6.5	7.0
Renewals	10.3	6.1	5.9	8.6	5.6
Total	10.0	6.3	6.9	8.1	6.1
Leasing Cost Commitments per Sq. Ft. per Year:					
New leases	$ 3.23	$ 2.94	$ 3.47	$ 3.42	$ 3.27
Renewals	$ 2.68	$ 1.67	$ 1.99	$ 1.50	$ 1.68
Total	$ 2.82	$ 2.37	$ 2.90	$ 1.85	$ 2.48

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(2) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(3) Includes commitments made for expenditures, such as tenant improvements and leasing costs, and concessions, including tenant reimbursements. In addition, commitments for free rent, calculated as the first month of tenant base rent received in cash times the number of free rent months, totaled $6,823, or $0.43 per sq. ft./yr, $8,601, or $0.71 per sq. ft./yr, $9,897, or $0.64 per sq. ft./yr, $3,849, or $0.25 per sq. ft./yr, and $4,050, or $0.55 per sq. ft./yr, for leases entered during each of the three month periods presented, respectively.

The above leasing summary is based on leases executed during the periods indicated.


CWH

CONSOLIDATED OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET

(dollars and sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 6/30/12	Sq. Ft. Leases Executed During Three Months Ended 6/30/12 New	Renewals	Total
CBD Office	19,874	154	619	773
Suburban Office	22,602	244	211	455
Industrial & Other	32,277	151	190	341
Total	74,753	549	1,020	1,569
Metro Chicago, IL	4,860	8	26	34
Metro Philadelphia, PA	5,058	31	391	422
Oahu, HI	17,876	146	38	184
Metro Denver, CO	2,014	41	4	45
Metro Washington, DC	1,649	32	5	37
Other markets	43,296	291	556	847
Total	74,753	549	1,020	1,569

Property Type/Market	Sq. Ft. Leased As of 3/31/2012	3/31/2012 % Leased [1]	Expired	New and Renewals	Acquisitions / (Sales)	As of 6/30/2012	6/30/2012 % Leased
CBD Office	17,427	88.5%	(879)	773	167	17,488	88.0%
Suburban Office	17,166	77.5%	(765)	455	543	17,399	77.0%
Industrial & Other	28,274	87.6%	(329)	341	-	28,286	87.6%
Total	62,867	84.8%	(1,973)	1,569	710	63,173	84.5%
Metro Chicago, IL	4,458	91.7%	(127)	34	-	4,365	89.8%
Metro Philadelphia, PA	4,150	82.1%	(428)	422	-	4,144	81.9%
Oahu, HI	16,812	94.1%	(141)	184	-	16,855	94.3%
Metro Denver, CO	1,653	82.1%	(149)	45	-	1,549	76.9%
Metro Washington, DC	1,431	86.8%	(116)	37	-	1,352	82.0%
Other markets	34,363	80.5%	(1,012)	847	710	34,908	80.6%
Total	62,867	84.8%	(1,973)	1,569	710	63,173	84.5%

(1) Excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CONSOLIDATED TENANTS REPRESENTING 1% OR MORE OF TOTAL CONSOLIDATED RENT


CWH

CONSOLIDATED TENANTS REPRESENTING 1% OR MORE OF TOTAL CONSOLIDATED RENT

As of June 30, 2012

(sq. ft. in thousands)

	Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Income [2]	Expiration
1.	Telstra Corporation Limited	311	0.5%	2.0%	2020
2.	Office Depot, Inc.	651	1.0%	1.8%	2016 and 2023
3.	Expedia, Inc.	365	0.6%	1.5%	2018
4.	U.S. Government [3]	598	0.9%	1.5%	2012 to 2032
5.	PNC Financial Services Group	591	0.9%	1.5%	2013 to 2021
6.	John Wiley & Sons, Inc.	342	0.5%	1.5%	2017
7.	Wells Fargo Bank	569	0.9%	1.4%	2012 to 2022
8.	GlaxoSmithKline plc	608	1.0%	1.3%	2013
9.	United Healthcare Services Inc.	556	0.9%	1.3%	2012 to 2023
10.	The Bank of New York Mellon Corp.	393	0.6%	1.1%	2015 to 2021
11.	Jones Day (law firm)	403	0.6%	1.1%	2012 and 2026
12.	Royal Dutch Shell plc	631	1.0%	1.1%	2016
13.	Ballard Spahr Andrews & Ingersoll, LLP	269	0.4%	1.0%	2012, 2013 and 2031
	Total	6,287	9.8%	18.1%	

(1) Sq. ft. is pursuant to existing leases as of 6/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) Including CWH's 21.1% pro rata ownership of GOV as of June 30, 2012, the U.S. Government represents 1,826 sq. ft., or 2.8% of total sq. ft. and 4.3% of total rental income.


CWH

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	Total as of 6/30/2012	2012	2013	2014	2015 and Thereafter
CBD Office:					
Total sq. ft.	19,874				
Leased sq. ft. (1)	17,488	737	1,674	1,110	13,967
Percent	100.0%	4.2%	9.6%	6.3%	79.9%
Annualized rental income (2)	$ 461,005	$ 19,240	$ 40,107	$ 27,569	$ 374,089
Percent	100.0%	4.2%	8.7%	6.0%	81.1%
Suburban Office:					
Total sq. ft.	22,602				
Leased sq. ft. (1)	17,399	1,178	2,207	1,715	12,299
Percent	100.0%	6.8%	12.7%	9.9%	70.6%
Annualized rental income (2)	$ 356,432	$ 25,221	$ 42,493	$ 31,636	$ 257,082
Percent	100.0%	7.1%	11.9%	8.9%	72.1%
Industrial & Other:					
Total sq. ft.	32,277				
Leased sq. ft. (1)	28,286	1,465	1,829	2,068	22,924
Percent	100.0%	5.2%	6.5%	7.3%	81.0%
Annualized rental income (2)	$ 162,553	$ 8,546	$ 10,217	$ 13,471	$ 130,319
Percent	100.0%	5.3%	6.3%	8.3%	80.1%
Total:					
Total sq. ft.	74,753				
Leased sq. ft. (1)	63,173	3,380	5,710	4,893	49,190
Percent	100.0%	5.4%	9.0%	7.7%	77.9%
Annualized rental income (2)	$ 979,990	$ 53,007	$ 92,817	$ 72,676	$ 761,490
Percent	100.0%	5.4%	9.5%	7.4%	77.7%

(1) Sq. ft. is pursuant to existing leases as of 6/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.


CWH

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	Total as of 6/30/2012	2012	2013	2014	2015 and Thereafter
Metro Chicago, IL:					
Total sq. ft.	4,860				
Leased sq. ft. (1)	4,365	371	171	122	3,701
Percent	100.0%	8.5%	3.9%	2.8%	84.8%
Annualized rental income (2)	$ 125,634	$ 11,181	$ 5,000	$ 2,743	$ 106,710
Percent	100.0%	8.9%	4.0%	2.2%	84.9%
Metro Philadelphia, PA:					
Total sq. ft.	5,058				
Leased sq. ft. (1)	4,144	42	788	189	3,125
Percent	100.0%	1.0%	19.0%	4.6%	75.4%
Annualized rental income (2)	$ 111,579	$ 593	$ 17,988	$ 4,554	$ 88,444
Percent	100.0%	0.5%	16.1%	4.1%	79.3%
Oahu, HI:					
Total sq. ft.	17,876				
Leased sq. ft. (1)	16,855	917	373	117	15,448
Percent	100.0%	5.4%	2.2%	0.7%	91.7%
Annualized rental income (2)	$ 75,514	$ 4,427	$ 1,811	$ 475	$ 68,801
Percent	100.0%	5.9%	2.4%	0.6%	91.1%
Metro Denver, CO:					
Total sq. ft.	2,014				
Leased sq. ft. (1)	1,549	75	135	85	1,254
Percent	100.0%	4.8%	8.7%	5.5%	81.0%
Annualized rental income (2)	$ 37,104	$ 1,793	$ 4,013	$ 2,616	$ 28,682
Percent	100.0%	4.8%	10.8%	7.1%	77.3%
Metro Washington, DC:					
Total sq. ft.	1,649				
Leased sq. ft. (1)	1,352	170	178	94	910
Percent	100.0%	12.6%	13.2%	7.0%	67.2%
Annualized rental income (2)	$ 37,685	$ 6,413	$ 5,024	$ 2,534	$ 23,714
Percent	100.0%	17.0%	13.3%	6.7%	63.0%
Other markets:					
Total sq. ft.	43,296				
Leased sq. ft. (1)	34,908	1,805	4,065	4,286	24,752
Percent	100.0%	5.2%	11.6%	12.3%	70.9%
Annualized rental income (2)	$ 592,474	$ 28,600	$ 58,981	$ 59,754	$ 445,139
Percent	100.0%	4.8%	10.0%	10.1%	75.1%
Total:					
Total sq. ft.	74,753				
Leased sq. ft. (1)	63,173	3,380	5,710	4,893	49,190
Percent	100.0%	5.4%	9.0%	7.7%	77.9%
Annualized rental income (2)	$ 979,990	$ 53,007	$ 92,817	$ 72,676	$ 761,490
Percent	100.0%	5.4%	9.5%	7.4%	77.7%

(1) Sq. ft. is pursuant to existing leases as of 6/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

CONSOLIDATED PORTFOLIO LEASE EXPIRATION SCHEDULE

As of June 30, 2012

(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [2]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2012	367	3,380	5.4%	5.4%	$ 53,007	5.4%	5.4%
2013	418	5,710	9.0%	14.4%	92,817	9.5%	14.9%
2014	323	4,893	7.7%	22.1%	72,676	7.4%	22.3%
2015	325	4,906	7.8%	29.9%	99,661	10.2%	32.5%
2016	280	6,950	11.0%	40.9%	107,015	10.9%	43.4%
2017	238	4,252	6.7%	47.6%	96,199	9.8%	53.2%
2018	83	4,014	6.4%	54.0%	78,332	8.0%	61.2%
2019	67	4,166	6.6%	60.6%	51,227	5.2%	66.4%
2020	56	3,101	4.9%	65.5%	76,215	7.8%	74.2%
2021	46	2,331	3.7%	69.2%	40,246	4.1%	78.3%
Thereafter	333	19,470	30.8%	100.0%	212,595	21.7%	100.0%
Total	2,536	63,173	100.0%		$ 979,990	100.0%	
Weighted average remaining lease term (in years)		7.8			6.4		

[1] Sq. ft. is pursuant to existing leases as of 6/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.


Pitt St
Wilmot St

EXHIBITS

310 - 320 Pitt Street, Sydney, Australia.
Square Feet: 313,865.


CWH

EXHIBIT A

CALCULATION OF CONSOLIDATED PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Calculation of NOI [(1)]:				
Rental income	$ 255,374	$ 217,938	$ 506,620	$ 428,611
Operating expenses	(108,093)	(90,623)	(212,183)	(181,020)
Property net operating income (NOI)	$ 147,281	$ 127,315	$ 294,437	$ 247,591
Reconciliation of NOI to Net Income:				
Property NOI	$ 147,281	$ 127,315	$ 294,437	$ 247,591
Depreciation and amortization	(63,552)	(50,394)	(124,903)	(102,683)
General and administrative	(13,364)	(11,624)	(25,674)	(22,583)
Acquisition related costs	(1,434)	(2,358)	(3,936)	(4,917)
Operating income	68,931	62,939	139,924	117,408
Interest and other income	413	367	701	1,075
Interest expense	(50,237)	(48,200)	(99,343)	(95,614)
Loss on early extinguishment of debt	(1,608)	-	(1,675)	-
Equity in earnings of investees	2,829	2,910	5,787	5,622
Income from continuing operations before income tax expense	20,328	18,016	45,394	28,491
Income tax expense	(92)	(90)	(584)	(436)
Income from continuing operations	20,236	17,926	44,810	28,055
Discontinued operations:				
Income from discontinued operations	-	2,038	-	3,949
Net gain on sale of properties from discontinued operations	-	-	-	34,572
Income before gain on sale of properties	20,236	19,964	44,810	66,576
Gain on sale of properties	350	-	350	-
Net income	$ 20,586	$ 19,964	$ 45,160	$ 66,576

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as rental income from real estate including lease termination fees received from tenants less our property operating expenses, including property marketing costs. NOI excludes capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components from net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.


CWH

EXHIBIT B

CALCULATION OF CONSOLIDATED EBITDA

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income attributable to CommonWealth REIT	$ 16,065	$ 19,964	$ 39,745	$ 66,576
Plus: interest expense from continuing operations	50,237	48,200	99,343	95,614
Plus: income tax expense	92	90	584	436
Plus: depreciation and amortization from continuing operations	63,552	50,394	124,903	102,683
Plus: depreciation and amortization from discontinued operations	-	1,579	-	3,131
Plus: net income attributable to noncontrolling interest	4,521	-	5,415	-
Plus: EBITDA from investees	6,168	5,982	12,394	11,436
Plus: acquisition related costs from continuing operations	1,434	2,358	3,936	4,917
Plus: acquisition related costs from discontinued operations	-	57	-	143
Plus: loss on early extinguishment of debt from continuing operations	1,608	-	1,675	-
Less: gain on sale of properties	(350)	-	(350)	-
Less: net gain on sale of properties from discontinued operations	-	-	-	(34,572)
Less: EBITDA from noncontrolling interest	(6,092)	-	(7,253)	-
Less: equity in earnings of investees	(2,829)	(2,910)	(5,787)	(5,622)
EBITDA	$ 134,406	$ 125,714	$ 274,605	$ 244,742

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than we do.


CWH

EXHIBIT C

CALCULATION OF CONSOLIDATED FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Calculation of FFO:				
Net income attributable to CommonWealth REIT	$ 16,065	$ 19,964	$ 39,745	$ 66,576
Plus: depreciation and amortization from continuing operations	63,552	50,394	124,903	102,683
Plus: depreciation and amortization from discontinued operations	-	1,579	-	3,131
Plus: FFO from investees	5,242	4,966	10,598	9,558
Plus: net income attributable to noncontrolling interest	4,521	-	5,415	-
Less: FFO attributable to noncontrolling interest	(5,412)	-	(6,474)	-
Less: gain on sale of properties	(350)	-	(350)	-
Less: net gain on sale of properties from discontinued operations	-	-	-	(34,572)
Less: equity in earnings of investees	(2,829)	(2,910)	(5,787)	(5,622)
FFO attributable to CommonWealth REIT	80,789	73,993	168,050	141,754
Less: preferred distributions	(13,823)	(10,500)	(27,646)	(19,339)
FFO available for CommonWealth REIT common shareholders	$ 66,966	$ 63,493	$ 140,404	$ 122,415
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT	$ 80,789	$ 73,993	$ 168,050	$ 141,754
Plus: acquisition related costs from continuing operations	1,434	2,358	3,936	4,917
Plus: acquisition related costs from discontinued operations	-	57	-	143
Plus: normalized FFO from investees	5,293	5,214	10,660	10,033
Plus: loss on early extinguishment of debt from continuing operations	1,608	-	1,675	-
Plus: average minimum rent from direct financing lease	329	329	658	439
Plus: FFO attributable to noncontrolling interest	5,412	-	6,474	-
Less: normalized FFO attributable to noncontrolling interest	(5,611)	-	(6,673)	-
Less: FFO from investees	(5,242)	(4,966)	(10,598)	(9,558)
Less: interest earned from direct financing lease	(373)	(450)	(766)	(604)
Normalized FFO attributable to CommonWealth REIT	83,639	76,535	173,416	147,124
Less: preferred distributions	(13,823)	(10,500)	(27,646)	(19,339)
Normalized FFO available for CommonWealth REIT common shareholders	$ 69,816	$ 66,035	$ 145,770	$ 127,785
Weighted average common shares outstanding -- basic	83,727	72,144	83,724	72,142
Weighted average common shares outstanding -- diluted (1)	91,025	79,442	91,022	79,440
FFO available for CommonWealth REIT common shareholders per share -- basic	$ 0.80	$ 0.88	$ 1.68	$ 1.70
FFO available for CommonWealth REIT common shareholders per share -- diluted (1)	$ 0.80	$ 0.88	$ 1.68	$ 1.70
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic	$ 0.83	$ 0.92	$ 1.74	$ 1.77
Normalized FFO available for CommonWealth REIT common shareholders per share -- diluted (1)	$ 0.83	$ 0.91	$ 1.74	$ 1.76

(1) At 6/30/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, net income attributable to noncontrolling interest and FFO from equity investees, less gain or loss on sale of properties, earnings from equity investees and FFO from noncontrolling interest. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, loss on early extinguishment of debt unless settled in cash, the differences between average minimum rent and interest earned from direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interest. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facilities, term loan agreement and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are FFO and Normalized FFO necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.


CWH

EXHIBIT D

CALCULATION OF CONSOLIDATED CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Normalized FFO available for CommonWeath REIT common shareholders [1]	$ 69,816	$ 66,035	$ 145,770	$ 127,785
Plus: lease value amortization from continuing operations	2,718	1,643	5,014	2,977
Plus: lease value amortization from discontinued operations	-	85	-	170
Plus: amortization of prepaid interest and debt discounts from continuing operations	1,005	1,920	1,751	3,952
Plus: distributions from investees	4,179	4,179	8,358	8,259
Plus: non-cash general and administrative expenses paid in common shares [2]	272	376	553	632
Plus: minimum cash rent from direct financing lease	2,025	2,024	4,049	2,654
Plus: normalized FFO attributable to noncontrolling interest	5,611	-	6,673	-
Less: CAD attributable to noncontrolling interest	(5,147)	-	(6,135)	-
Less: average minimum rent from direct financing lease	(329)	(329)	(658)	(439)
Less: straight-line rent from continuing operations	(9,899)	(8,174)	(17,991)	(15,416)
Less: straight-line rent from discontinued operations	-	(462)	-	(601)
Less: recurring capital expenditures	(27,499)	(24,287)	(54,341)	(40,232)
Less: normalized FFO from investees	(5,293)	(5,214)	(10,660)	(10,033)
CAD	$ 37,459	$ 37,796	$ 82,383	$ 79,708
Weighted average common shares outstanding -- basic	83,727	72,144	83,724	72,142
CAD per share	$ 0.45	$ 0.52	$ 0.98	$ 1.10

(1) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.



(2) Represents the amortized value of shares issued during the year to Trustees and officers of CWH, and RMR employees, under CWH's equity compensation plan.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe CAD provides useful information to investors because CAD can facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.


CWH

EXHIBIT E

CALCULATION OF DILUTED NET INCOME, FFO, NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income available for CommonWealth REIT common shareholders	$ 2,242	$ 9,464	$ 12,099	$ 47,237
Add -- Series D convertible preferred distributions [1]	6,167	6,167	12,334	12,334
Net income available for CommonWealth REIT common shareholders -- diluted	$ 8,409	$ 15,631	$ 24,433	$ 59,571
FFO available for CommonWealth REIT common shareholders [2]	$ 66,966	$ 63,493	$ 140,404	$ 122,415
Add -- Series D convertible preferred distributions [1]	6,167	6,167	12,334	12,334
FFO available for CommonWealth REIT common shareholders -- diluted	$ 73,133	$ 69,660	$ 152,738	$ 134,749
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 69,816	$ 66,035	$ 145,770	$ 127,785
Add -- Series D convertible preferred distributions [1]	6,167	6,167	12,334	12,334
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 75,983	$ 72,202	$ 158,104	$ 140,119
Weighted average common shares outstanding -- basic	83,727	72,144	83,724	72,142
Effect of dilutive Series D preferred shares [1]	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	91,025	79,442	91,022	79,440

(1) As of 6/30/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive to income, but dilutive to FFO and Normalized FFO for most periods presented.

(2) See Exhibit C for calculation of FFO available for common shareholders and Normalized FFO available for common shareholders and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.